UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Good Harbor Partners Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

382094100

 (CUSIP Number)

Richard J. Roth
FI Investment Group, LLC
1600 Tysons Blvd., Suite 1150
McLean, VA 22102
(703) 286-1390

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
FI Investment Group, LLC 20-8525298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

	8.	Shared Voting Power 1,200,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 20.2%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Frank Islam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

	8.	Shared Voting Power 1,200,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 20.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Good Harbor Partners Acquisition Corp., whose principal executive offices are located at 79 Byron Road, Weston, MA 02493 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is FI Investment Group, LLC (the “Reporting Person”), a limited liability company organized under the laws of the state of Virginia. Frank Islam is the principal of FI Investment Group and, as such, has indirect voting and dispositive power over the shares held by FI Investment Group.

(b) The address of FI Investment Group’s principal business and Mr. Islam’s business address is 1600 Tysons Blvd., Suite 1150, McLean, VA, 22102.

(c) The principal business of FI Investment Group is business management, and Mr. Islam’s present principal occupation, which is conducted through FI Investment Group, is as an investor.

(d) Neither FI Investment Group nor Mr. Islam has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither FI Investment Group nor Mr. Islam has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) FI Investment Group is organized under Virginia law, and Mr. Islam is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

FI Investment Group purchased 1,200,000 shares of Common Stock from the Issuer at a purchase price of $0.05 per share, for a total of $60,000. The source of funding was through working capital.

Item 4. Purpose of Transaction.

The purpose of FI Investment Group’s stock purchase was to fund the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) FI Investment Group beneficially owns an aggregate of 1,200,000 shares of Common Stock, representing 20.2% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-Q filed on August 14, 2008 and the recent conversion of notes into 2,400,000 shares of Common Stock.)

(b) FI Investment Group shares voting and disposition power with respect to these securities with its principal, Frank Islam. The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 1,200,000 shares of Common Stock owned by the Reporting Person.

(c) The 1,200,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective October 20, 2008.

(d) Other than FI Investment Group and Mr. Islam, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,200,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99	Joint Filing Agreement dated October 30, 2008

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2008

FI Investment Group, LLC

/s/ Richard Roth
Name: Richard Roth Title: Chief Financial Officer

/s/ Frank F. Islam
Frank F. Islam